Exhibit 99.8

UNITED UTILITIES PLC

23 MARCH 2006

We received a notification on 23 March 2006 from Fidelity International Limited, of its interest as at 22 March 2006, through the registered holders listed below, in 27,088,418 ordinary shares in United Utilities PLC amounting to 3.09 per cent of the issued share capital.

Registered Holder	Management Company	Holding
JP MORGAN BOURNEMOUTH	FPM	1,537,749
NORTHERN TRUST LONDON	FPM	235,518
MELLON BANK	FPM	58,500
STATE STREET BANK AND TR CO LONDON	FPM	11,100
JP MORGAN BOURNEMOUTH	FISL	1,782,702
BROWN BROS HARRIMAN LTD LUX	FIL	23,363,694
NORTHERN TRUST LONDON	FIL	99,155
Total		27,088,418

FPM	– FIDELITY PENSION MANAGEMENT
FISL	– FIDELITY INVESTMENT SERVICES LIMITED
FIL	– FIDELITY INTERNATIONAL LIMITED

We have also been notified by Fidelity International Limited that the notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3rd , 82 Devonshire Street, Boston, MA 02109 USA being a principal shareholder of FMR Corp and Fidelity International Limited

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.